                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                   Consolidated Capital of North America, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    208892208
                                 (CUSIP Number)


              Thomas P. Gallagher, Esq., Gallagher, Briody & Butler
           212 Carnegie Center, Suite 402, Princeton, New Jersey 08540
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                JANUARY 21, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 208892208


--------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                Stone Pine Colorado, LLC
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) [ ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (see instructions)
                  OO
--------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [ ]
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                Not Applicable
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OR ORGANIZATION
                Colorado
--------------------------------------------------------------------------------
       NUMBER OF          7              SOLE VOTING POWER
         SHARES                                     8,638,003
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8              SHARED VOTING POWER
          EACH                                         -0-
        REPORTING         ------------------------------------------------------
         PERSON           9              SOLE DISPOSITIVE POWER
          WITH                                      8,638,003
                          ------------------------------------------------------
                          10             SHARED DISPOSITIVE POWER
                                                        -0-
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         8,638,003
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)                   [ ]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                55.00%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                   OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 208892208



--------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                Stone Pine Capital, LLC
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) [ ]
--------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (see instructions)
                  OO

--------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                Not Applicable
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OR ORGANIZATION
                Colorado
--------------------------------------------------------------------------------
       NUMBER OF          7              SOLE VOTING POWER
         SHARES                                        -0-
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8              SHARED VOTING POWER
          EACH                                      8,638,003
        REPORTING         ------------------------------------------------------
         PERSON           9              SOLE DISPOSITIVE POWER
          WITH                                          -0-
                          ------------------------------------------------------
                          10             SHARED DISPOSITIVE POWER
                                                    8,638,003
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                            8,638,003
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)                   [ ]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  55.00%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                   00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 208892208



--------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                Stone Pine Atlantic Equities, LLC

--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) [ ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (see instructions)
                  OO
--------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                Not Applicable
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OR ORGANIZATION
                Colorado
--------------------------------------------------------------------------------
       NUMBER OF          7              SOLE VOTING POWER
         SHARES                                        -0-
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8              SHARED VOTING POWER
          EACH                                      8,638,003
        REPORTING         ------------------------------------------------------
         PERSON           9              SOLE DISPOSITIVE POWER
          WITH                                          -0-
                          ------------------------------------------------------
                          10             SHARED DISPOSITIVE POWER
                                                    8,638,003
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                            8,638,003
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)                   [ ]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       55.00%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                   OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 208892208



--------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                Thompson H. Rogers
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) [ ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (see instructions)
                  OO
--------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                Not Applicable
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OR ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
       NUMBER OF          7              SOLE VOTING POWER
         SHARES                                         -0-
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8              SHARED VOTING POWER
          EACH                                      8,638,003
        REPORTING         ------------------------------------------------------
         PERSON           9              SOLE DISPOSITIVE POWER
          WITH                                          -0-
                          ------------------------------------------------------
                          10             SHARED DISPOSITIVE POWER
                                                    8,638,003
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                            8,638,003
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)                   [ ]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  55.00%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                   IN
--------------------------------------------------------------------------------

Item 1            Security and Issuer.

                  This statement on Schedule 13D relates to the common stock, par value $.0001 per share of Consolidated Capital of North America, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 410 17th Street, Suite 400, Denver, Colorado 80202.

Item 2            Identity and Background.

                  (a) This statement is being filed jointly by Stone Pine Colorado, LLC ("Stone Pine Colorado"), the entity which directly owns 8,638,003 of the Issuer's outstanding common stock (the "Shares"), and the following entities and individuals who are members of Stone Pine Colorado (the "Members") and each own an equal voting interest in Stone Pine Colorado: Stone Pine Capital, LLC ("Stone Pine Capital"); Stone Pine Atlantic Equities, LLC ("Stone Pine Atlantic"); and Thompson H. Rogers. Stone Pine Colorado, Stone Pine Capital, Stone Pine Atlantic and Thompson H. Rogers are referred to herein as the Reporting Persons. Each Member may be deemed a member of a group that shares voting and dispositive power over the Shares and may be deemed to beneficially own the Shares. Paul Bagley, III and W. Duke DeGrassi (the "Voting Persons") have been designated as the voting person for Stone Pine Capital and Stone Pine Atlantic, respectively.

                  (b) The business address of each of the Reporting Persons and Voting Persons are set forth in Schedule A hereto and are incorporated herein by reference.

                  (c) The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the individuals set forth in Item 2(a) is set forth in Schedule A hereto and incorporated herein by reference.

                  (d) and (e) None of the Reporting Persons or Voting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The citizenship of each of the Reporting Persons and Voting Persons is set forth in Schedule A hereto and incorporated herein by reference.


Item 3            Source and Amount of Funds or Other Consideration.

         On January 21, 1997, Consolidated Land & Cattle Company, a wholly owned subsidiary of the Issuer, merged with and into Angeles Acquisition Corp. ("Angeles Acquisition"), a company privately held by Stone Pine Colorado (the "Merger"). Prior to the Merger, Angeles Acquisition had acquired Angeles Metal Trim Co.("Angeles Metal"), a privately-held company headquartered in Los Angeles, California which fabricates and sells steel framing for commercial and residential structures. In the Merger, the Issuer issued to Stone Pine Colorado 8,638,003 shares of the Issuer's common stock.


Item 4            Purpose of Transaction.

                  (a), (b), (d) As described in Item 3, Stone Pine Colorado acquired 8,638,003 shares of the Issuer's common stock pursuant to the terms of the Merger. Immediately following the Merger, the Issuer sold 5,496,911 shares of its common stock in a private transaction exempt from registration under Regulation S of the Securities Act of 1933, as amended, to certain parties unrelated to Stone Pine Colorado (the "Share Issuance"). Upon completion of the Merger, the Issuer's current directors resigned and were replaced by new directors designated by Stone Pine Colorado. The change in the membership of the Board of Directors of the Issuer was described in an Information Statement filed with the United States Securities and Exchange Commission on December 19, 1996, pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. None of the Reporting Persons have any plans or proposals which relate to Items 4(c), or any plans or proposal with that relate to Items 4(e) through and including (j).


Item 5            Interest in Securities of the Issuer.

                  (a) With the consummation of the Merger and the Share Issuance, there are 15,705,460 shares of the Issuer's common stock outstanding. Stone Pine Colorado directly owns 8,638,003 shares of the Issuer's common stock, or 55%. Each Member may be deemed a member of a group that shares voting and dispositive power over the Shares and may be deemed to beneficially own the Shares.

                  (b) The Shares are directly owned by Stone Pine Colorado. J. Paul Bagley, III as the Manager of Stone Pine Colorado, has the right to vote the Shares. The Members together have the right to dispose or direct the disposition of the Shares.


                  (c) Other than the Shares acquired in the Merger, Stone Pine Colorado did not effect any transaction in the common stock of the Issuer during the past sixty days.

                  (d), (e)  Not applicable.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Not applicable.

Item 7            Material to Be filed as Exhibits.

                  Exhibit 1 -- Agreement and Plan of Merger dated January 16, 1997 (Exhibits and Schedules omitted).

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            January 28, 1997          STONE PINE COLORADO, LLC



                                            By:  /s/  J. Paul Bagley, III
                                               _________________________________
                                               Name:  J. Paul Bagley, III
                                               Title: Manager, Chairman of the
                                                      Board and Chief Executive
                                                      Officer

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            January 28, 1997          STONE PINE CAPITAL, LLC



                                            By:  /s/  J. Paul Bagley, III
                                               _________________________________
                                               Name:  J. Paul Bagley, III
                                               Title: Manager

                                    Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            January 28, 1997          STONE PINE ATLANTIC EQUITIES, LLC



                                            By: /s/ J. Paul Bagley, III
                                               _________________________________
                                               Name: J. Paul Bagley, III
                                               Title: Manager

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            January 28, 1997              /s/   Thompson H. Rogers
                                                ________________________________
                                                      Thompson H. Rogers

                                   SCHEDULE A
                                       TO
                                  SCHEDULE 13D

                               MANAGER AND MEMBERS
              OF STONE PINE COLORADO, LLC ("Stone Pine Colorado")



         The individuals and entities named in Item 2(a) and the entities listed below have business addresses of 410 17th Street, Suite 400, Denver, CO 80202. For the individuals named in Item 2(a), the following table lists their present principal occupation or employment, and for the entities named in Item 2(a), the following table lists the principal business of each. Each of the following is a citizen or business organized under the laws of the United States of America. Stone Pine Colorado, LLC, Stone Pine Capital, LLC ("Stone Pine Capital") and Stone Pine Atlantic Equities, LLC ("Stone Pine Atlantic") are each organized under the laws of the State of Colorado.


Name                                  Principal Business/Present Occupation
----                                  -------------------------------------

Stone Pine Colorado                            Investment related

Stone Pine Capital,                            Investment related
Member

Stone Pine Atlantic,                           Investment related
Member

Thompson H. Rogers,                            Member of Stone Pine Capital
Member                                         Chairman of Affiliated
                                                 Holdings,Inc.

J. Paul Bagley, III                            Manager of Stone Pine Capital


                                               Chairman of FCM Fiduciary
                                               Capital Management Company


W. Duke DeGrassi                               President of FCM Fiduciary
                                               Capital Management Company